Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606

Tel: (312) 407-0700
Fax: (312) 407-0411
http://www.skadden.com
November 9, 2006
VIA EDGAR AND HAND DELIVERY
Mr. Edward M. Kelly, Esq.
Securities and Exchange Commission
Station Place
100 F Street, NE
Washington, D.C. 20549-7010

Re:	US BioEnergy Corporation- Registration Statement on Form S-1 (File No. 333-136279)
Dear Mr. Kelly:
      We are writing on behalf of our client, US BioEnergy Corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated November 7, 2006 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1, filed with the Commission on August 3, 2006, as amended on September 20, 2006 by Amendment No. 1 to the Registration Statement, as amended on September 26, 2006 by Amendment No. 2 to the Registration Statement, as amended on October 27, 2006 by Amendment No. 3 to the Registration Statement (the “Registration Statement”). For the convenience of the Staff, the responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates. Enclosed is a copy of Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which is being filed via EDGAR concurrently herewith and which has been marked to show cumulative changes from the Registration Statement as previously filed. Unless otherwise indicated, the page references in the responses to the Staff’s comments refer to Amendment No. 4.

Securities and Exchange Commission
November 9, 2006

1.	Please note that you may receive comments by separate letter on your request for confidential treatment of portions of exhibits filed with the registration statement. Any such comments must be resolved before you request acceleration of this registration statement.
Response: The Company acknowledges that any comments it receives on its pending requests for confidential treatment of portions of exhibits filed with the Registration Statement must be resolved prior to requesting acceleration of the Registration Statement.
Summary, page 1
2.	Explain the meaning of “RFA” when you introduce the abbreviation on page 1. We note the disclosure on page 35.
Response: The disclosure on page 1 has been revised in response to the Staff’s comment.
Risk Factors, page 12
3.	Revised disclosure in the twenty-fifth risk factor on page 29 states that Messrs. Gordon Ommen and Ron Fagen, CHS Inc., some of their affiliates, and permitted third party transferees will have the right under a shareholders’ agreement to require US BioEnergy to register their shares of US BioEnergy’s common stock held on the effective date of this offering. Quantify the estimated number of shares that will be subject to the shareholders’ agreement. We note the disclosures on pages 124 and 127.
Response: The disclosure on page 30 has been revised in response to the Staff’s comment.
4.	Expand the twenty-fifth risk factor on page 29 and the shares eligible for future sale section on page 154 to include disclosure of US BioEnergy’s obligations under the registration rights agreement with Platte Valley Energy, LLC. We note the disclosure on page 126.
Response: As indicated by the disclosure on page 126, upon the execution of the Shareholders’ Agreement between the Company and certain of its shareholders, including Platte Valley Energy, LLC, the Registration Rights Agreement between the Company and Platte Valley Energy will be terminated. The Company expects to enter into the Shareholders’ Agreement upon the consummation of the initial public offering. As a result, the Company does not believe that expanded disclosure regarding the Registration Rights Agreement on page 29 and page 154 is material to investors.
Management, page 101
5.	In the biographical paragraph of Mr. Steven K. Mitchell on page 103, describe briefly his business experience during the past five years. We note

Securities and Exchange Commission
November 9, 2006

that the period from 2001 to 2004 is not currently covered. See Item 401(e) of Regulation S-K.
Response: The disclosure on page 103 has been revised in response to the Staff’s comment.
Condensed Consolidated Balance Sheet, page F-26
6.	We note your response to prior comment 5 and your revised disclosure on pages F-36 and F-37. Please revise disclosure to discuss the fact that your purchase price allocations have changed since your last filing on September 20, 2006 and the reasons for these revisions as you have discussed in your response letter dated October 27, 2006.
Response: The disclosure on pages F-37 and F-38 has been revised in response to the Staff’s comment.
*     *     *

Securities and Exchange Commission
November 9, 2006

      After you have had the opportunity to review the attached, please do not hesitate to contact the undersigned (312-407-0816) or Richard C. Witzel, Jr. (312-407-0784) with any questions or further comments you may have.
Very truly yours,
/s/ Brian W. Duwe
Brian W. Duwe
Attachments

cc:	Melissa N. Rocha
   (Securities and Exchange Commission)
Alfred P. Pavot, Jr.
   (Securities and Exchange Commission)
Pamela A. Long
   (Securities and Exchange Commission)
Greg S. Schlicht
   (US BioEnergy Corporation)
Paul L. Choi
(Sidley Austin LLP)